Exhibit 99.1

Tochka Bank and QIWI Agree on a Partnership in the Small Business Sector

NICOSIA, CYPRUS – August 4, 2017 – QIWI plc, (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) announced that Tochka Bank (a small-business-focused arm of Otkritie Bank) and QIWI have agreed to partner in the small business sector. QIWI Bank will service small businesses based on a platform developed by Tochka. In order to achieve this, Tochka will grant QIWI Bank the rights to use its technologies, and provide methodological support for launching the platform and achieving consistently high standards of customer service. In turn, Tochka’s clients will be able to use QIWI’s network to receive payments from their customers.

Evgeny Dankevich, Chairman of Otkritie Bank’s Management Board: “Tochka is a successful independent project, one of Otkritie’s best projects. Tochka’s online banking service has won as many as three awards from the Business Internet Banking Rank 2017 by Markswebb: The Best Bank for Sole Traders, The Best Bank for Merchant Companies and The Best Bank for Businesses Involved in Foreign Trade. The new type of partnership we are launching together with QIWI will provide the clients with the opportunity to use the best services available in the market today. Apart from the increased customer satisfaction, this project has additional monetization potential for both Otkritie and QIWI, including through cross sales and cost reduction: instead of investing in the development of similar services of their own, both companies will be able to use each other’s turnkey solutions.”

Boris Dyakonov, Managing Director of Tochka Bank: “The joint project with QIWI is our first experience in expanding our business in collaboration with a partner; in due course, we may look into the possibility of teaming up with other companies, too. I personally think that QIWI is an ideal partner for such project. The philosophy underlying our services is that we are not just a bank but rather a partner supporting our clients. QIWI shares this philosophy, too, as is evident from the products and services it offers. For example, their cash solutions suit all types of clients – from small stores to supermarkets, from online shops to delivery services.”

Sergey Solonin, CEO of QIWI: “The technological partnership with Tochka is one of the steps in our strategy to develop into a “bank-as-a-service” platform. We are joining forces with like-minded Tochka team to work on creating a new quality of technological environment for the SME segment.”

About QIWI

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 18.0 million virtual wallets, over 157,000 kiosks and terminals, and enabled merchants to accept over RUB 69 billion cash and electronic payments monthly from over 53 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com